Filed by Nabors Industries Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Nabors Industries Ltd.

Commission File No. 001-32657

Date: February 14, 2025

The following is the transcript of Nabors Industries Ltd.’s investor conference call and webcast held on February 13, 2025. The speakers are identified therein.

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Operator

Good day, and welcome to the Nabors Fourth Quarter 2024 Earnings Conference Call. All participants will be in a listen-only mode.

Should you need assistance, please signal a conference specialist by pressing the * key, followed by 0. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press *, then 1 on a touch-tone phone. And to withdraw your question, please press *, and then 2. Please note that this event is being recorded.

I would now like to turn the conference over to William Conroy, Vice President of Investor Relations.

Please go ahead.

William Conroy, Vice President of Corporate Development & Investor Relations, Nabors Industries Ltd.

Good morning, everyone. Thank you for joining Nabors’ fourth quarter 2024 earnings conference Call.

Today, we will follow our customary format with Tony Petrello, our Chairman, President, and Chief Executive Officer, and William Restrepo, our Chief Financial Officer, providing their perspectives on the quarter’s results, along with insights into our markets and how we expect Nabors to perform in these markets.

In support of these remarks, a slide deck is available, both as a download within the webcast and in the Investor Relations section of nabors.com.

Instructions for the replay of this call are posted on the website as well.

With us today, in addition to Tony, William, and me, are other members of the senior management team.

Since much of our commentary today will include our forward expectations, they may constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in our filings with the Securities and Exchange Commission. As a result of these factors, our actual results may vary materially from those indicated or implied by such forward-looking statements.

Also during the call, we may discuss certain non-GAAP financial measures, such as net debt, adjusted operating income, adjusted EBITDA, and adjusted free cash flow. All references to EBITDA made by either Tony or William during their presentations, whether qualified by the word adjusted or otherwise, mean adjusted EBITDA as that term is defined on our website and in our earnings release.

Likewise, unless the context clearly indicates otherwise, references to cash flow mean adjusted free cash flow as that non-GAAP measure is defined in our earnings release.

We have posted to the Investor Relations section of our website a reconciliation of these non-GAAP financial measures to the most recently comparable GAAP measures.

The presentation accompanying today’s discussion includes important disclosures that apply to this call.

Please also note this call does not constitute an offer to sell, or buy, or the solicitation of any offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

No offering of securities shall be made, except by means of prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

In connection with the proposed transaction, Nabors and Parker intend to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement and prospectus. Nabors and Parker will file other documents regarding the proposed transaction with the SEC.

Before making any voting or investment decisions, investors and security holders of Nabors and Parker are urged to carefully read the entire registration statement and joint proxy statement and prospectus when they become available, as well as any amendments, or supplements to these documents, because they will contain important information about the proposed transaction.

With that, I will turn the call over to Tony to begin.

Anthony Petrello — Chairman, President, and Chief Executive Officer, Nabors Industries Ltd.

Good morning. Thank you for joining us today as we review our fourth quarter results. We will also comment on our prospects for 2025. Let me start with our performance.

Free cash flow this quarter fell short. Like others in the sector, we had a very substantial receivable in Mexico outstanding at year-end. And the pace of newbuild delivery milestone payments in Saudi accelerated more than planned. William will provide further colour on these in his remarks.

Adjusted EBITDA in the fourth quarter totalled $221 million. The Lower 48 market has remained at the levels of the prior quarters. This is disappointing, since the market has not improved as we anticipated. That performance directly impacts two of our businesses: our own drilling rigs in the Lower 48, and NDS, both on Nabors’ rigs and on third-party rigs.

At the same time, margins in these two businesses remained solid. Pricing in the Lower 48 drilling market continues to reflect the significant value that our rigs and NDS’ portfolio generate. I will start my detailed remarks with the international markets.

For Nabors, the international markets have remained stable over the past few years. More recently, we have entered a period of robust growth. Our earlier rig awards are now progressing into deployments. In 2024, we activated a total of 10 international rigs. For 2025, we previously announced 9 start-ups. In addition, we expect to reactivate a recently idled rig in Colombia. So, another 10 deployments this year.

On top of this total, we have a strong pipeline of additional tenders. These opportunities are in markets which meet our financial thresholds. They are also in key geographies for oil and gas production. We are optimistic for incremental rig awards this year, which would deploy in 2026.

Turning to the US market. The weekly industry rig count masks an elevated level of rig churn. Even so, leading-edge pricing for high-performance rigs remained relatively stable. Daily rig margins in the fourth quarter remained at attractive levels, in line with our guidance.

Our global average rig count declined slightly compared to the previous quarter. This decrease was almost entirely due to a reduction in our Lower 48 rig count.

Our technology-focused businesses, NDS and Rig Tech, generated a combined EBITDA of more than $43 million. Together, their total EBITDA grew from the previous quarter.

A key element of our strategy is to grow the contribution from these CapEx-lite segments. In the fourth quarter, their contribution increased to 19.5 percent of the Company’s consolidated EBITDA. Now I will make some comments on the key drivers of our results.

I will start with our International Drilling business. Across multiple international markets, we see a large number of opportunities and tenders for additional rigs. This favourable backdrop offers the prospect to redeploy several currently idle rigs. At the same time, the broad market strength enables us to focus on prospects that recognize the value that Nabors can deliver.

Now I’ll summarize the recent developments in our International Drilling business. In the fourth quarter, we deployed two rigs in Argentina. These are part of the three rigs awarded last year. We are utilizing idle rigs in the US to meet this demand for unconventional development in Argentina. We are also providing a significant amount of NDS content on these rigs.

In Kuwait, we expect the first of the three previously announced rigs to deploy later in the first quarter. The second and third rigs are scheduled to commence operations in the second quarter. We see a considerable number of opportunities for additional rigs. They are spread across geographies, including Asia, MENA, and Latin America.

Operators in these markets are collectively seeking more than 50 rigs. This number of additional opportunities supports our own rig count progression and pricing improvements in the international markets. We will maintain a disciplined approach to these opportunities to ensure we meet our 2025 free cash flow target.

In Saudi Arabia, SANAD deployed its ninth newbuild during the fourth quarter. Another five are scheduled for 2025, with two of those in the first quarter. And one more should start at the beginning of 2026. That will bring the total working to 15. On top of these 15 deployments, SANAD expects to receive awards this year for another five newbuilds. Upon award, construction on all five of these rigs will commence.

I would like to make a few more comments on SANAD. Specifically, I’ll address the newbuild rig program. This program, as you know, calls for 50 rigs built in the Kingdom over a 10-year period. SANAD only places orders for rigs from the manufacturer when SANAD receives an award from the operator, Saudi Aramco.

The rigs work under six-year initial term contracts. That contract is structured to ensure a return on invested capital in five years. When the initial contract finishes, it is normally followed by a four-year renewal. That’s at least 10 years of firm utilization. SANAD is now entering the fourth year of the program. As the operator, Aramco, continues to push ahead toward the total of 50. As these rigs are deployed, each rig contributes a significant EBITDA to SANAD. The early units generate more than $10 million per year. We expect the more recent ones to produce approximately $13 million annually. This increase primarily reflects some cost inflation, as well as rig mix. Even with that, SANAD still recoups its investment within five years.

Let me break down the status of the program. SANAD began 2025 with nine newbuilds working. Six more are currently under construction. Five of these six should start in 2025, with two scheduled for the current quarter. Altogether, we forecast the working newbuild fleet will generate adjusted EBITDA of more than $140 million in 2025. With another five expected to start in 2026, SANAD is looking at earning approximately $200 million in EBITDA in 2026 just from the newbuilds. The program reflects Saudi Arabia’s strategic decision to build a sizable drilling rig fleet in the Kingdom. We are proud to be part of this effort.

Our partner and client is the largest player in the global energy industry. It is known for prudent, long-term investments. In SANAD’s case, together, we are building one of the preeminent drilling rig companies in the Middle East. We are not aware of another opportunity in the industry approaching the scale and certainty of the SANAD newbuilds. By our estimates, the returns on this fleet are greater and lower risk than most other investments in the drilling rig business. While recognizing the capital requirement is significant, we see a path to free cash flow in SANAD in the 2027–‘28 time frame. That should lead to distributions to the partners.

Longer term, we aim to capture the significant valuation afforded to drilling contractors in the Middle East. We are confident that would generate significant value for our shareholders.

And it is important to note that this growth is built on top of a very healthy legacy business, which continues to generate a strong positive free cash flow.

Now I’ll discuss our performance in the US. Our daily rig margins in the Lower 48 rig fleet remained at high levels in the fourth quarter. Strong demand for high-performance rigs continues to support attractive pricing.

While there is an active turn (phon) in the marketplace and resulting friction on daily margins, pricing remains generally disciplined. Select operators are looking to longer lateral well designs in order to extract more value from their assets. Given our rig capabilities, several clients already use Nabors to drill their longest wells.

The trend toward increasing lateral lengths continues. Our Lower 48 operation is well positioned to capitalize on this trend now and even more so once we close the Parker acquisition. In this environment, even at current fleet utilization, our operation generates significant free cash flow. All of our comments on our Lower 48 drilling results reflect only the rigs themselves. In addition to the margin on our rigs, NDS generates significant margin on its own. I’ll elaborate on this in a moment.

Next, let me discuss our technology and innovation. In the fourth quarter, NDS once again made an important contribution to our overall results. NDS’s gross margin exceeded 54 percent in the quarter. This performance is a record. It demonstrates the benefits of the NDS portfolio to clients. In the Lower 48 market, the average daily margin from our Drilling and Drilling Solutions businesses combined was approximately $18,700, in line with the third quarter. Of that, NDS contributed $3,723 per day. This measure, NDS Lower 48 daily margin, increased by more than $100 per day. These NDS results validate our strategy.

Next, let me make some comments on our capital structure. While our top priority remains the reduction of our debt, our fourth quarter was challenged by three main factors. First, in Mexico, significant delays in payments from our customer of approximately $50 million. We are working diligently to rectify the situation. We expect the customer to resume payments during the first half of 2025. Second, a lack of growth in the Lower 48 market. And third, in Saudi Arabia, the pace of payments for newbuilds accelerated. This was due to faster milestone completion by the rig manufacturer.

The ongoing investment in Saudi Arabia is significant. The US market remains sluggish. We are responding to this environment with actions to improve efficiency and align our cost structure. At the end of the fourth quarter, we surveyed the largest Lower 48 industry clients. After a number of E&P mergers, our survey now covers 15 operators. These clients account for approximately 46 percent of the Lower 48 industry’s working rigs at the end of the quarter.

The latest survey indicates this group intends to reduce its rig count 4 percent by the end of 2025. This expected decline is concentrated among three operators. Reasons for the decline include improved performance and concerns about the market environment. Outside of these three operators, the indication is to add a modest number of rigs.

Consistent with my earlier comments, our view for the international market remains bullish. Our deployment plan includes four rigs in the first quarter of 2025.With these additions, we expect to end the quarter with 89 international rigs working. For the full year 2025, including the four I just mentioned, we have ten total rigs scheduled to deploy: five newbuild rigs in Saudi Arabia, three activations in Kuwait, one activation in Argentina, and one activation in Colombia.

Early in the fourth quarter, we announced the agreement to acquire Parker Wellbore. Shareholders of both companies have approved the merger. While the antitrust review period in the US has passed, approvals in a few countries are pending. The teams have completed a substantial amount of integration planning. We are confident we will realize annualized cost synergies of at least $35 million in 2025.We are looking forward to adding Parker to the Nabors’ portfolio and to realizing significant strategic and financial benefits.

Now, let me turn the call over to William, who will discuss our financial results.

William Restrepo — Chief Financial Officer, Nabors Industries Ltd.

Thank you, Tony. Good morning, everyone, and thank you for joining us today. Before commenting on the financial results for the quarter, I would like to make some general remarks on our global markets. In the Middle East and North Africa, we deployed one more newbuild rig in Saudi Arabia, which was offset by the three-rig suspension we previously announced.

We are preparing for six more newbuilds in that market and for the start-up of three rigs in Kuwait. We believe that in Saudi Arabia, natural gas activity on land will continue to expand, both in traditional basins and for the more recent and conventional projects. We also expect to benefit from more natural gas opportunities in the MENA market during 2025. This regional expansion should benefit all our segments over the coming year.

In Latin America, we recently deployed two rigs in Argentina and expect to add one more during 2025. This market should benefit from the ongoing expansion in the Vaca Muerta Basin as new pipelines and export facilities are underway.

In addition, the current government continues to take actions favourable to the business environment. We believe Argentina will provide a natural destination for more of our idle Lower 48 rigs over the next couple of years, and our progress in Drilling Solutions should also continue.

In Colombia, one of our rigs had downtime between contracts during the fourth quarter but is resuming operations in the first quarter. That market is expected to remain at current levels with the government, in effect, limiting activity by our largest customer.

In Mexico, Pemex has announced reduced activity for 2025, reflecting budgetary challenges. It’s not clear at this point when the government will loosen restraints on our customer, but we expect this decreased investment to have some effect on our 2025 revenue.

In the Lower 48 market, the potential increases we previously expected failed to materialize, with operators continuing to demonstrate significant capital discipline in their oil-related drilling, while delivering only muted improvements in gas basins. As longer-term contracts continued to expire, we experienced an elevated level of churn in the fourth quarter. We expect this trend to continue in the first quarter of 2025.

At this point, we see limited indication of a near-term recovery in the Lower 48 drilling rig market. Despite these headwinds, our revenue per day has held up relatively well, and our daily gross margin has remained around $15,000. The weakness in the general US drilling rig markets, as well as our own reduced rig count in the Lower 48, have also had an impact on our Drilling Solutions revenue. Nonetheless, we anticipate that increased penetration on our own fleet and on third-party rigs will help us compensate for the stagnant market activity.

Revenue from operations for the fourth quarter was $730 million, a $2 million sequential reduction. Revenue from the three deployments in Saudi Arabia and Argentina was more than offset by the three-rig Aramco suspension and by declining average rig count in the Lower 48. The US Drilling segment declined by $13 million sequentially, or 5.2 percent, driven by reduced rig count in the Lower 48 market. Our rig count in the Lower 48 averaged 66, a 2-rig decrease.

However, our average day rates for the fourth quarter slipped by only 1 percent as we rolled our contracts on to the current market rates. Daily revenue came in at $33,400, a reduction of $1,400 sequentially. This decline was driven essentially by a drop in low-margin reimbursable revenue, while average rig rates barely decreased. Leading-edge pricing remains stable.

On our latest contracts, revenue per day remains in the low to mid-$30,000 range. International Drilling revenue was $371 million, an increase of $2.8 million. In Saudi Arabia, we successfully deployed the ninth newbuild rig, and we started two additional rigs in Argentina. These increases were somewhat upset by the suspensions in Saudi Arabia. At the same time, the cadence of SANAD’s newbuild deployments remains unaffected.

Drilling Solutions revenue of $76 million decreased sequentially by $3.6 million or 4.5 percent. This decline was largely driven by the Lower 48 market, which affected our well replacement activity.

Revenue in our Rig Technologies segment reached $56.2 million, up $10.4 million or 22.6 percent, driven by a robust increase in deliveries of capital equipment and parts sales in the Middle East. Total adjusted EBITDA for the quarter was $221 million compared to $222 million in the third quarter. New rig deployments and a strong increase in Rig Technologies were offset by weakness in the Lower 48 market and SANAD’s three rig suspensions.

US Drilling EBITDA of $105.8 million was down by $2.9 million or 2.7 percent sequentially. This deterioration reflected a two-rig reduction and a slight decrease in daily margins. Average daily margins came in just under $15,000, down around $100 from the third quarter.

For the first quarter, we expect Lower 48 daily margins of approximately $14,800, as our average fleet rates converge with leading-edge daily revenue. We anticipate our average rig count in this market to be approximately 61. On a combined basis, Alaska and the US offshore businesses performed in line with our projections.

In the fourth quarter, the total EBITDA of these two operations was $21.4 million. First quarter EBITDA from these businesses should be similar to the fourth quarter. International EBITDA decreased by $4 million to $112 million in the fourth quarter on a stable average rig count of 85. EBITDA from the new deployments was offset by the suspensions in Saudi Arabia.

Daily gross margin was approximately $16,700, a $400 decrease. The deterioration was essentially driven by onetime items. Our first quarter forecast assumes the start-up of the tenth and eleventh SANAD newbuild rigs and the restart of a rig in Colombia. We anticipate average daily gross margin to increase to $17,000 in the first quarter. Average rig count in the first quarter should range between 85 and 86 rigs.

Drilling Solutions delivered EBITDA of $33.8 million in the fourth quarter, down 1.5 percent. Among product lines, international improvements in managed pressure drilling were more than upset by some deterioration in casing running. Gross margin for this segment increased to more than 54 percent, up from 53 percent in the third quarter, on a better mix.

NDS gross margin per day for the Lower 48 was $3,720, a 2.8 percent increase compared to the third quarter. This improvement took our combined Lower 48 drilling rig and Solutions daily gross margin to $18,660, in line with the prior quarter. For the first quarter, we expect NDS EBITDA of approximately $33 million. Better penetration on Nabors’ rigs as well as revenue on third-party rigs should offset reduced Lower 48 drilling activity.

Rig Technologies delivered EBITDA of $9.2 million in the fourth quarter, up sequentially from $6.1 million. First quarter EBITDA for Rig Tech should be approximately $5 million. Our EBITDA matched prior-quarter levels, as we managed to compensate for the decline in the Lower 48, but our free cash flow disappointed in the fourth quarter.

During the quarter, we consumed approximately $50 million as compared to our expectations of generating close to $20 million. The largest component of this shortfall was the lack of collections in Mexico, as our client delayed $50 million of expected payments. In addition, CapEx for Saudi newbuilds was $40 million above forecast, as SANAD’s supplier accelerated completion of construction milestones.

Capital expenditures were $241 million in the fourth quarter, $123 million above the level of the preceding quarter. CapEx for the SANAD newbuilds was $143 million. CapEx for the full year 2024 was $610 million, about $20 million higher than we expected at the beginning of the year. Capital spending for the Saudi newbuilds totalled $271 million, $71 million more than what was targeted when we started 2024. Outside the Saudi deployments, CapEx was $338 million, $51 million below our original target. For the first quarter of 2025, CapEx should land between $195 million and $205 million, with $80 million to $85 million for the SANAD newbuilds.

The closing date on the Parker Wellbore transaction is not yet known as we await regulatory approvals, but we anticipate closing sometime in the first quarter. With the release of first quarter financials, we intend to provide guidance on our consolidated results for the Company, including the impact of Parker Wellbore. We are preparing for a flat year ahead in the US market, for growth in International markets and in Drilling Solutions, and for continued investment in Saudi Arabia.

For the full year 2025, we anticipate Lower 48 average rig count in the range of 62 to 64, and daily gross margin of approximately $14,600. Total combined EBITDA from Alaska and offshore is expected to decline 5 percent year over year.

International Drilling, Nabors Drilling Solutions, and Rig Technologies should more than offset the expected US declines. For International Drilling, we are targeting average daily margin of $17,600, an increase of $1,100 or 6.8 percent, as we continue to deploy rigs at better pricing levels. Average rig count should land between 88 and 89 rigs.

Anticipated deployments in Saudi Arabia and Argentina will be partially offset by the SANAD suspensions. Reductions in activity at Pemex could also impact our 2025 rig count. NDS is expected to improve by approximately 6 percent to close the year at $140 million. And Rig Technologies EBITDA should improve slightly to come in at $30 million.

Now, turning to CapEx. We are currently forecasting our 2025 capital expenses in the range of $710 million to $720 million. SANAD’s newbuild CapEx should reach approximately $360 million, an increase of roughly $90 million from the spend in full year 2024, as we deploy five rigs compared to four last year. As we invest in our Saudi growth commitments, we continue to identify opportunities for overhead reductions and other initiatives to improve free cash flow.

Including these measures that total approximately $80 million, we expect around breakeven free cash flow for 2025.I would point out that our consolidated free cash flow projection includes negative free cash flow for SANAD of approximately $150 million. This implies that outside SANAD, our free cash flow will be around $150 million. We plan to use this cash flow outside SANAD to reduce our gross debt.

The 2025 free cash flow forecast excludes the Parker Wellbore results. We expect the acquired business to generate considerable cash flow in 2025, even before the material synergies we have mentioned. Our 2025 projections also assume no favourable impact on Lower 48 drilling from changes in policies by the new administration. Similarly, projections don’t include any impact from incremental US gas drilling potentially driven by new infrastructure, or from data centre-related demand.

Needless to say, improvement in US Drilling would have a very significant impact on our free cash flow. We would benefit from significantly higher rig counts, with very limited incremental CapEx, as well as from improved pricing and margins compared to the levels in our current projections.

With that, I will turn the call to Tony for his concluding remarks.

Tony Petrello

Thank you, William. I will now conclude this morning with a few remarks on our industry and Nabors in particular.

As you know, our industry is characterized by short-term, often sharp fluctuations in demand and economics. These occur against the backdrop of sustained, longer-term transformation and innovation. At Nabors, our objective is to manage near-term volatility while we develop and deploy enabling technology.

In this environment, we are positioning Nabors for the future. With our joint venture in Saudi Arabia, we have a unique, large-scale opportunity in one of the industry’s most important markets. SANAD is currently in its investment phase and already generating long-term value. We are working toward completing the merger with Parker. Parker’s drilling rig business dovetails neatly with our existing footprint, offering meaningful synergy potential. This addition widens our casing running business and expands our Drilling Solutions portfolio. It also adds a high-performance tubular rental business as the growth in wellbore laterals increases demand for drill pipe. Parker should be immediately accretive to our free cash flow and has the potential to generate significant synergies.

Thinking about Nabors, we have a very good Lower 48 business. On its own, it generates significant free cash flow. At the same time, we are investing in growth in Saudi Arabia, which has its own dynamics. We are deploying new assets there on top of the very large existing operation that generates considerable cash flow. Nabors can tell their free cash flow today masks the strength of our company away from SANAD.

In 2025, without the EBITDA from newbuilds scheduled to deploy, or the CapEx for rigs under construction, we estimate our free cash flow would be more than $320 million higher. That’s the real power of the existing business.

This also shows that our Saudi Arabia operation, without additional new investment, is already generating substantial cash flow in excess of $200 million. And keep in mind, this number is expanding at about $50 million per year. Given the clear profitability and the inherent cash generation potential of the Saudi operation, we are reinvesting all of SANAD’s cash flow to continue to build for the future. This investment supports the long-term, contracted growth plan that our partner, the largest operator in the world, is committed to deliver.

So, wrapped inside our company, we have a singular growth story, which already has great value. SANAD also has a clear path for continued growth. Notwithstanding short-term pressure on our consolidated free cash flow, we believe this investment for growth creates significant long-term value for our shareholders. To summarize, we are positioning Nabors to not only capitalize on the future, but also to drive it. I look forward to reporting our progress.

Thank you for your time and attention. With that, we will take your questions.

Q&A

Operator

We will now begin the question-and-answer session. To ask a question, you may press *, then 1 on your touch-tone phone.

If you are using a speakerphone, please pick up your handset before pressing the keys.

If at any time your question has been addressed and you would like to withdraw your question, please press *, and then 2.

At this time, we will pause momentarily to assemble our roster.

And your first question today will come from Kurt Hallead with Benchmark. Please go ahead.

Kurt Hallead — Benchmark

Hey. Good morning, everybody. Appreciate all that intel and info, especially on the Saudi front. Very helpful.

Hey, I guess I wanted to get a little bit more clarity around the commentary that you made in the press release and then again here in the conference call around free cash flow. And I think, William, the comment was, you expect to be free cash flow positive and substantially reduce gross debt. So can you help us just kind of ring-fence what you mean by substantially reducing gross debt?

William Restrepo

So, Kurt, we have a few pieces within the Company. One of them is SANAD, which, of course, is a little bit ring-fenced. And in fact, most of the cash flow from that piece is going to be used for the growth program over the coming years.

So in 2025, because we’re spending about $360 million in CapEx in SANAD, we’re going to be in the red about $150 million in terms of free cash flow generation within SANAD. Right? So that means the fleet is generating about over $200 million, the current fleet, in EBITDA, but then we’re spending $360 million on the growth going forward.

So what that implies, though, is that outside the SANAD legal entity, all our other legal entities are going to be generating roughly $150 million of free cash because we’re forecasting a little bit over breakeven for the full year on a consolidated basis.

So that money is usable for Nabors for whatever you want to do with it, and we’re going to allocate that to reducing debt. So I would expect to see our gross debt next year in 2025 be reduced by approximately the $150 million that we’re going to generate outside SANAD.

Kurt Hallead

That’s great. Thanks. That’s great colour. And then maybe just kind of, again, follow-up on the international outlook. Is it your read with respect to Saudi that their overall reductions of rig count is complete? And are you expecting any more additional kind of rig releases outside of SANAD as the year goes on?

Tony Petrello

With respect to the market as a whole, I think it could well be that there may be some other releases coming. But as you can see for how we were treated very well by Aramco the past year and we didn’t bear the big brunt of what others had hit.

I think it’s important, Kurt, to understand the big picture here. The big picture is, the same person taking down rigs is the same person building rigs with the joint venture with Nabors. And so—and that’s the biggest oil company in the world who has the best long-term view of the market and the short-term view of the market out there.

And so they’ve decided with us that they want to continue the newbuild program, notwithstanding the rigs coming down in the short term. Now whether that’s because they believe long term these rigs are going to be the preferred rigs, or they believe long term there’s going to be uplift in the market, I can’t answer that. But there’s absolute commitment by them to maintain the current pace of the newbuild program.

So you’ve got the guy who decides whose rigs come down, how many rigs there are, telling us they want to continue investing. And we think they’re a great partner. I think we’re privileged to have them as a partner. And so we’re in with them supporting them to do that.

If I had my druthers, would I like to take a break for a year on the newbuilds and take that $360 million and take my share and pay down some debt? I would. But the opportunity here is unique in the industry. Other people have announced deals where they have eight-year payouts on an EBITDA basis, which look like maybe 10- to 12-year payouts on a free cash flow basis.

This deal, where these newbuilds are five-year payouts with ten-year contracts, it’s unparalleled. And I don’t think people really understand what’s going on.

If you look at the SANAD cash flow and we stopped the newbuilds just with where we’re at today, and you do any valuation metrics with using the stuff in the region, which you know what the multiples are either on a cash flow basis or an EBITDA enterprise basis, you’ll get numbers anywhere from $2.5 billion to $3.5 billion for SANAD today.

So I think people don’t appreciate the strategic importance of what’s happening here and Aramco’s guiding hand because they’re basically guiding us what they want to do.

I hope that gives you some understanding of why we think we’re making the right decision. We understand the short-term pressure, and like I said, but given the unique opportunity, we think it’s compelling.

I think the good news also is, given what’s happening not just there but elsewhere, you’ve seen from our announcements with the other deployments the 10 rigs for 2025, which include rigs outside of Saudi. We’ve had good success in Latin America and Argentina and Colombia, notwithstanding Colombia’s negative comments that William referred to.

And you saw from our press release, maybe it wasn’t clear in the remarks, that we’ve announced that we have three additional rigs going on term contracts in Argentina. One of them is the current rig that’s working in 2025, it’s going to be relocated, but two additional ones in 2026. And the pipeline for additional opportunities is pretty robust, both in MENA and in Latin America and a few in Asia as well. So I think all this stuff actually is supporting pricing and supporting a growth story.

The other thing is if you look at NDS, NDS has actually increased its share of EBITDA from 35 percent to 45 percent coming from international, again reflecting the fact that we’re seeing this growth happening. And some of these new projects we’re getting where people are realizing the value of putting things like MPD with the rig, which Nabors has part of the portfolio.

So I think all in all, we feel very comfortable about the international story.

William Restrepo

Kurt, I’ll add to Tony’s comment on the Saudi Arabia specifically.

Yes, we’re very bullish on international, of course, but in Saudi Arabia the focus of the government and Aramco is to improve and increase production of natural gas. Our fleet in Saudi Arabia is predominantly drilling for natural gas. And that’s part of the reason we’ve been treated favourably by our client in terms of how many rigs have fallen down.

So we don’t expect a lot of movement on any further reductions of the rig count. Of course, this is our opinion and our assessment. But again, the fact that most of our rigs and almost all of our rigs are now drilling for natural gas is really very helpful.

Kurt Hallead

That’s great. And if you don’t mind, just one more additional follow-up just on the International. I appreciate you guys also kind of laying out how you think the year is going to evolve. So I’m not a mathematical whiz by any stretch, but you’re starting the year with International cash margin at 17 and averaging over 17.5. So obviously a very favourable progression going on there.

Is that kind of a steady progression? Or is there going to be kind of a stair-step function in any one particular quarter to kind of get you to that average run rate for the year?

Tony Petrello

I think since we’re adding 10 rigs and they’re coming in at various times in the year and prices are improving in the international markets, so our new rigs coming in are better priced than our average, we are going to see a gradual progression over the year, yes.

Kurt Hallead

Awesome. Hey, that’s great colour. Really appreciate it. Thank you.

William Restrepo

Thanks, Kurt.

Tony Petrello

Thanks, Kurt.

Operator

And your next question today will come from Scott Gruber with Citigroup. Please go ahead.

Scott Gruber — Citigroup

Yes. Good morning, and I appreciate all the—

Tony Petrello

Good morning.

Scott Gruber

—colour. William, one for you. What’s your outlook for working capital and cash taxes that’s embedded in the breakeven free cash guide pre Parker?

And what did you incorporate for Mexican collections? Is there a catchup or continued delays? How are you thinking about it?

William Restrepo

That’s like a three-part question. All right? Okay, so.

Scott Gruber

Throw it all out there.

William Restrepo

So I’ll start with the Mexico collections. We think those are going to be sorted out, but we’ve been told that it’s going to happen in the first quarter, but knowing Mexico, I would say more like the first half. So it’s going to be a catchup. The government is working on it. They’re still working also on the budgetary issues to see if they can maintain activity.

But again, we’re being cautious in our forecast and assuming some reduction in Mexico. That’s part of our assumptions and our guidance that we gave. If it doesn’t happen, then we’ll have a little bit of an upside there. But again, Mexico is always—they always pay, and they always deliver, but sometimes it takes a while.

In terms of the working capital for 2025, we ended the year at kind of a high-ish DSO and partially because of Mexico. So we think this year since overall revenue is not going to go up a very large amount given the sort of trajectory in the US, there is some higher revenue, but we believe that DSO will go down a few days, including the Mexico impact, and that would help us keep working capital under control for the full year. So we don’t expect huge growth in working capital.

And then what was the third piece again?

Scott Gruber

Taxes, cash taxes—

William Restrepo

Oh, the cash taxes. Yeah. So it would be a similar level to this year, somewhere in the range of $50 million or so.

Scott Gruber

Okay. And just a quick follow-up. The business climate in Argentina is obviously improving and obviously they have a large resource base. But cash extraction has been an issue historically. Is that improving? Or how are you guys addressing that going forward as you add assets down in-country?

Tony Petrello

Yeah. We have a new operating model there where we actually can extract the cash and the profits denominated in US dollars. And that’s one of the reasons why we’ve been able to put our foot on the pedal a bit in Argentina because we have that in place and it’s working very well so far. And we’ve had pretty good customer reception to using this model. And that’s what’s in place already.

Scott Gruber

So—

William Restrepo

So we do have split contracts for the new rigs that are coming in, which helps with the—not getting cash strapped in-country. And secondly, the government has made some changes to the central control—to the exchange control rules that allow us a little bit more flexibility in transferring money out using our leasing mechanisms.

So all those things are converging and helping us clear cash much quicker than in the past.

Scott Gruber

Got it. Appreciate the colour. Thank you.

William Restrepo

Thank you, Scott.

Operator

Your next question today will come from Dan Kutz with Morgan Stanley. Please go ahead.

Dan Kutz — Morgan Stanley

Hey. Thanks. Good afternoon.

Tony Petrello

Hey.

William Restrepo

Hey, Dan.

Dan Kutz

Just wanted to see if you could help me put the pieces together on the full year ‘25 guidance that you gave. So I guess coming at this from one of two angles. If I just assume that kind of US and International G&A and the other reconciling EBITDA line item is flat year over year, I think that will get me in the ballpark of $900 million of Nabors’ stand-alone EBITDA this year.

So wondering if you guys would endorse that? Or alternatively if there’s anything you could share on the G&A and the reconciling line item outlook for full year ‘25. Thanks.

William Restrepo

That’s a great question, Dan. Listen, I mean, we gave a lot of the pieces to try to get to the number next year, and I’m sure you’re doing your homework. In terms of the SG&A and R&E and some of those items, we are working diligently trying to become more efficient and find ways to reduce those costs. So you could assume those could be somewhat lower in 2025 than they were in 2024. And in terms of the rest, I think we’re going to be—or we have a lot of confidence that we’re going to be higher than in 2024, all the operational pieces, obviously, with ups and downs: reduction in the US, improvements in NDS and International, and Rig Tech.

So all in all, you can assume that we’re going to beat 2024 by some margin.

Dan Kutz

Great. That’s really helpful. Thank you. And then on the SANAD newbuild budget, and sorry if I missed this, but could you guys comment on whether that’s the $360 million is for five rigs or six rigs or somewhere in between? Just trying to kind of triangulate where newbuild costs per rigs are now? And the other part was, you’d made the comment about $13 million of EBITDA for the recent newbuilds and that mix was a factor there. Was that a gas versus oil comment? Like are the gas-directed SANAD newbuilds higher margin versus the oil rigs? Or, yeah, just wanted to see what you meant by the mix comment. Thanks.

Tony Petrello

Sure. So I’m glad you’re listening. So the $360 million number includes—or is a milestone number, so it’s not in sync with a five-rig count. Actually, the total for five rigs is actually $310 million. And that’s one of the issues. That’s the reason why we’ve had the strain on cash flow like in the fourth quarter because milestones don’t necessarily equate with numbers of rigs that you’re committed to just because of the way that the sequencing works. And when that sequencing accelerates, that’s what causes the shortfall, which we have accepted in the fourth quarter under the mission of getting these rigs out according to an overall schedule.

So the number’s closer to $310 million, which is higher than the initial—when the initial deal was done. It was originally done for five rigs at $250 million. In the meantime, there’s been two changes. One, some changes to specs to account for things like you were talking about, gas rigs and other issues, technical issues with the rigs; and number two, cost inflation. But the important point is here that Aramco approves this and Aramco’s behind it and Aramco’s paying for it. Because when these numbers adjust, it’s part of the deal that all the contracts and paybacks adjust, which again is an unheard-of deal. No one else has ever had such a deal. But Aramco, because they’re the ones deciding numbers of rigs, the planning, et cetera, they’re actually supporting it all. So that’s why we feel strongly that supporting them in their efforts makes great sense for Nabors because those numbers when with a 5-year return and a 10-year contract, we think those kinds of deals are unheard of in the sector.

William Restrepo

And by the way, we’re pretty happy with the performance of our rig supplier, which is a joint venture of NOV. They have been improving enormously the performance on delivering those milestones, which means that rigs are being now delivered in time. They’re meeting milestones. And so we’re pretty happy about that in the sense that we’re going to get five rigs delivered in 2025 when in 2024 it was only four rigs. But again, the calculation of the $360 million is not five rigs times whatever price. It’s all the milestones that are going to be completed next year. And because NOV is catching up on some of those milestones as they improve their performance on deliveries, we saw the big number.

So we would expect the number to go down somewhat in 2026, more of a real run rate for five rigs year in, year out, which would be more a number in the low $300 million, like $310 million range.

Dan Kutz

Great. That’s all helpful. And sorry, just on the mix comment as it relates to EBITDA per rig. I think $13 million is what you guys cited. Was that also a factor of increase?

William Restrepo

That’s a factor of just the calculation.

Dan Kutz

Yeah.

William Restrepo

If the rigs cost more—

Dan Kutz

Got it.

William Restrepo

—we get paid more, the day rate is higher to guarantee that five-year return on the investment. So as the cost goes up on the rigs because we’re doing more 3,000-horsepower rigs, or whatever the reason is, we recover it in the rate and the EBITDA goes up.

Dan Kutz

Great. All makes perfect sense. Thanks a lot. I’ll turn it back.

William Restrepo

Thank you.

Operator

And your next question today will come from Keith Mackey with RBC. Please go ahead.

Keith Mackey — RBC

Hey. Thanks. Maybe just to start out on or continue along the SANAD line of questioning. I think you said you expect to likely breakeven on a free cash basis in ‘27 or ‘28. Would that effectively assume a five-rig newbuild cadence continues, so you spend roughly that $310 million a year for the next couple years and grow the EBITDA commensurately?

Tony Petrello

Correct. You got that right. What happens is once you reach a certain baseload number of cumulative rigs and your number is at that cadence level, then the existing rigs then fund stuff and then you get excess cash flow going forward. So the quest here is to try to get to that breakeven number. And that’s why I think Aramco wants to continue with the pace we’re doing it right now.

Keith Mackey

Got it. And just to follow up on that, what are sort of the decision points in terms of those five rigs getting awarded? Like when do you know about the next five and the five after that? It sounds like you think they’re likely going to happen, but just curious for a little more comment on that, if you can.

William Restrepo

So typically, because these rigs take about maybe nine months, ten months to construct, or maybe even twelve in some cases, depending how big the rig is, we would expect sometime in the first half of this year to get the awards for the next batch of rigs. Right? And as soon as we get those awards, we’ll let our investors know.

Keith Mackey

Yeah. Got it. Okay. And maybe just one last one for me. Roughly how many rigs do you have operating in Mexico? And sort of what is the cushion that you kind of have baked into that year-end rig count that you talked about?

William Restrepo

Okay. So because we did disclose that, I’ll be fairly transparent on that. We do have four rigs operating. These are big needle movers. These are big rigs on offshore platforms. And so the EBITDA in Mexico is considerable. If we are dialling in about a $13 million reduction in our 2025 EBITDA versus the number if the four rigs were operating the full year at full pace. Right? So we are assuming some reduction. And that reduction is $13 million, $14 million or so.

Keith Mackey

Got it. Okay. Appreciate the comments. Thanks very much.

Operator

Your next question today will come from Arun Jayaram with JPMorgan. Please go ahead.

Arun Jayaram — JP Morgan

Yeah. First question is just regarding the SANAD newbuild program in 2026. You mentioned that you would expect $200 million of EBITDA from the 15 rigs. So is that fair that the run rate will be about $13 million per rig for the newbuilds? Or does the $200 million include additional EBITDA from the next, call it, tranche of five rigs?

William Restrepo

No. Listen, we’re not operating 15 rigs. We’re operating 9 right now.

Arun Jayaram

No, I’m just talking about 2026. Pardon me. 2026

William Restrepo

Well, we won’t say anything about 2026. But 15 rigs, the average will be somewhere in the $12 million range per rig, if you want to use that.

Arun Jayaram

Okay. I heard that the SANAD newbuild program could generate around $200 million of EBITDA in—

William Restrepo

No, that was in 2024. But remember, every year we’re adding more.

Arun Jayaram

Understood. Understood. Okay. Thanks for the clarification. And just for the follow-up would be, you’ve guided to a little over $700 million of CapEx; $360 million for the SANAD program, newbuild program. Can you give us a little bit of a breakdown for the remaining, call it, $350 million of CapEx, the buckets where that’s going to?

William Restrepo

So we guided the midpoint is about $715 million, so $355 million would be the remainder of CapEx at the midpoint, excluding those $360 million. And we have somewhere in the range of about $285 million in sustaining CapEx for the year. That includes some Category IV recertifications. So it’s going to be a little bit higher than the prior year, but not terribly so.

Then we have some international contracts in Kuwait and Argentina that require CapEx. That’s going to be about $56 million. And then the rest is just drips and drabs. NDS only requires about $5 million, so that’s indeed very CapEx light. And then corporate, so that’s like IT licences and R&D prototypes, maybe even a little bit on facility, all that is about $9 million. That’s how you get to the $715 million.

Last year we spent $339 million outside the Kingdom investment. That number goes to $355 million this year. So it’s about $50 million up, and that’s mainly because of the Category IVs I mentioned before.

Operator

This will conclude our question-and-answer session. I would like to turn the conference back over to William Conroy for any closing remarks.

William Conroy

Thank you, everyone, for joining us today. If you care to follow up, please reach out to us in IR here at Nabors. And, Nick, with that we’ll conclude the call.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.